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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                             CNA SURETY CORPORATION
                            (Name of Subject Company)

                             CNA SURETY CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   12612L1008
                      (CUSIP Number of Class of Securities)

                                 Paul T. Lively
                        Vice President & General Counsel
                                CNA Surety Corp.
                                    CNA Plaza
                             Chicago, Illinois 60685
                            Telephone: (312) 822-3895
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement).


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

* This Schedule 14D-9 relates to the proposed tender offer by Continental Casualty Company, a wholly owned subsidiary of CNA Financial Corporation.



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         On or about March 27, 2000, CNA Surety Corporation (the "Company")
intends to mail or otherwise forward to its shareholders a Proxy Statement containing the following information concerning the proposed tender offer by Continental Casualty Company ("CCC"), a wholly owned subsidiary of CNA Financial Corporation ("CNAF"):


         Finally, on March 20, 2000, CNAF announced a proposal by CCC to acquire all of the outstanding shares of the Company's Common Stock not currently owned by CCC and its affiliates through a negotiated cash tender offer at a price of $13.00 per share. CCC and its affiliates own approximately 63% of the outstanding shares of the Company. The Company's Board of Directors has appointed a special committee of independent directors to review the proposal. The review is not yet completed, and the Company is not currently in a position to make any recommendation to its shareholders concerning the proposed tender offer.

         The tender offer for the outstanding shares of the Company's Common Stock described in the preceding paragraph has not yet commenced. After the tender offer commences, the Company will file a solicitation/recommendation statement with the Securities and Exchange Commission. The Company's shareholders should read the solicitation/recommendation statement when it becomes available because it will contain important information about the Company's position regarding the tender offer. The Company's shareholders can obtain the solicitation/recommendation statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http:www.sec.gov. Upon written or oral request, the Company will send shareholders the solicitation/recommendation statement (except for exhibits) for free when it is available. The Company's shareholders can call the Company at (312) 822-6841 or write to the Company at:

                  CNA Surety Corporation
                  CNA Plaza
                  Chicago, IL 60685
                  Attention: Ms. Ruth Jantz